DOLAN MEDIA COMPANY
222 South Ninth Street
Suite 2300
Minneapolis, MN 55402
January 25, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549
Attention: Amanda Ravitz
Re:	Dolan Media Company Registration Statement on Form S-3 Registration No. 333-163861
Dear Ms. Ravitz:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dolan Media Company (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) may be declared effective on January 27, 2010, at 4:00 p.m., Washington, D.C. time, or as soon thereafter as possible, subject to prior telephone confirmation.
     As per the Commission’s request, the Company hereby represents to the Commission that (i) should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such filing and (ii) it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

Very truly yours, DOLAN MEDIA COMPANY
/s/ Katheryn A. Gettman
Katheryn A. Gettman
In-House Counsel

cc: Adam R. Klein